UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation / Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

PEC SOLUTIONS, INC.

(Name of Subject Company)

PEC SOLUTIONS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

705107100
(CUSIP Number of Class of Securities)

Dr. David C. Karlgaard
Chief Executive Officer

PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, Virginia 22033
(703) 679-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:
Edwin M. Martin, Jr., Esq.
DLA Piper Rudnick Gray Cary US LLP
1775 Wiehle Avenue, Suite 400
Reston, Virginia 20190

☒ Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On April 26, 2005, Nortel Networks Corporation (“Nortel”) and PEC Solutions, Inc. (the “Company”) each issued a press release announcing that Nortel Networks, Inc., a Delaware corporation (“Purchaser”) and its wholly owned subsidiary, PS Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and the Company had entered into an Agreement and Plan of Merger, dated April 25, 2005 (the “Merger Agreement”), pursuant to which Purchaser will acquire all of the Company’s common stock, par value $0.01 per share, through an all-cash tender offer and merger. A copy of the press release is included as Exhibit (a)(1) hereto.

     At the commencement of the tender offer, Merger Sub and Purchaser will file with the Securities and Exchange Commission (“SEC”) a solicitation / recommendation statement in response to that tender offer on Schedule 14D-9. Those documents will contain important information and stockholders of the Company are advised to carefully read those documents when they become available before making any decision with respect to the tender offer.

     On April 26, 2005, Company President Paul Rice transmitted an email to all Company employees announcing the transaction. A copy of the email message is included as Exhibit (a)(2) hereto.

Item 9	Exhibits

(a)(1)	Press release dated April 26, 2005
(a)(2)	Email message sent to Company employees by President Paul Rice, dated April 26, 2005